UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  February 06, 2008                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - FEBRUARY 6, 2008

                 DRILLING UNDERWAY ON LAGUNA GOLD PROJECT, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt)(The "Company") is pleased to announce that a 2,500 metre diamond drill program is underway on the Laguna Gold Project, situated in the prolific Cerro de Pasco District, west-central Peru. Drilling will primarily focus on testing targets previously identified by Placer Dome Inc. that have similar characteristics to the producing Quicay gold deposit that the Laguna Gold Project surrounds. Amera's primary targets on the Laguna Project are buried high sulphidation gold or polymetallic deposits.

"Placer Dome, the previous owner, never had the opportunity to drill test the targets generated by their extensive exploration program on the property because of their takeover by Barrick Gold Corp.," stated Nikolaos Cacos, President and C.E.O. "This takeover has resulted in an exciting opportunity for Amera and its shareholders."

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the large Cerro de Pasco and Colquijirca polymetallic deposits. In addition, the Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit, currently being mined by a private Peruvian company. Approximately 50% of the property is 100%-owned by Amera with the remainder under option for up to a 90% interest.

In 2001, Anglo American Exploration Peru S.A. carried out a large Spectrum airborne survey with 200m line spacing identifying 37 targets in the Laguna area. The Spectrum system measures conductivity/resistivity and included a magnetometer. Placer Dome acquired an option on the property in 2005 and carried out property-wide geochemical survey, reviewed the Anglo Spectrum data and anomalies and conducted a review of surface geology and structure. The result of Placer Dome's work was the identification of 6 high priority drill targets selected for testing in 2006. With the takeover of Placer Dome by Barrick Gold Corporation the Laguna Gold Project option was terminated and the targets have yet to be tested. Amera has acquired the sizable exploration database and will be using it to confirm the previously-identified targets.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO


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NEWS RELEASE                                                    FEBRUARY 6, 2008
AMERA RESOURCES CORPORATION                                               PAGE 2
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For further information please contact Alex Mason, Corporate Communications,  at
1-800-901-0058   or   604-687-1828,   or   fax   604-687-1858,   or   by   email
info@ameraresources.com,    or    visit    the    Company's    web    site    at
http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. 2008 NUMBER 2



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